 FORM 3                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                  WASHINGTON, D.C. 20549                            OMB Number           3235-0104
                                                                                                    Expires:    September 30, 1998
                                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES            Estimated average burden
                                                                                                    hours per response . . . . 0.5
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*       2. Date of Event Re-       4. Issuer Name and Ticker or Trading Symbol
                                                  quiring Statement          OLD KENT FINANCIAL CORPORATION (OK)
                                                  (Month/Day/Year)
 GREENE, JR.     STANLEE          P.                                      5. Relationship of Reporting Person(s) to Issuer
   (Last)       (First)        (Middle)               2/15/99                             (Check all applicable)
                                                                             [ ] Director             ___ 10% Owner
                                                                             [X] Officer (give        ___ Other (specify
   111 LYON STREET, N.W.                                                                 title below            below)
               (Street)                        3. IRS or Social Se-                SENIOR VICE PRESIDENT
                                                  curity Number of
                                                  Reporting Person        6. If Amendment, Date of Original (Month/Day/Year)
   GRAND RAPIDS  MICHIGAN        49503            Voluntary
   (City)       (State)           (Zip)
                                                                          7. Individual or Joint/Group Filing
                                                                             (Check Applicable Line)
                                                                           [X] Form filed by One Reporting Person
                                                                           ___ Form filed by More than One Reporting Person

                                     TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security   2. Amount of Securities   3. Ownership Form:   4. Nature of Indirect Beneficial Ownership
   (Instr. 4)             Beneficially Owned        Direct (D) or        (Instr. 5)
                          (Instr. 4)                Indirect (I)
                                                    (Instr. 5)
Common Stock                  -0-                        D








   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

      TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security            2. Date Exercisable and           3. Title and Amount of Securities Underlying
   (Instr. 4)                                 Expiration Date                   Derivative Security (Instr. 4)
                                              (Month/Day/Year)
                                               Date         Expiration                                         Amount or Number
                                            Exercisable        Date                       Title                   of Shares








4. Conversion or Exercise Price of         5. Ownership Form of              6. Nature of Indirect Beneficial Ownership
   Derivative Security                        Derivative Security:              (Instr. 5)
                                              Direct (D) or Indirect (I)
                                              (Instr. 5)






Explanation of Responses:





                                                                             /S/ STANLEE P. GREENE, JR.       FEBRUARY 24, 1999
**Intentional misstatements or omissions of facts constitute Federal         **Signature of Reporting Person         Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            Stanlee P. Greene, Jr.
                                                                             By Jeffrey A. Ott
Note: File three copies of this Form, one of which must be manually          Attorney-in-Fact
      signed.  If space is insufficient.  SEE Instruction 6 for
      procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             POWER OF ATTORNEY

The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of OLD KENT FINANCIAL CORPORATION, does hereby appoint MARY E. TUUK; DAVID J. WAGNER; ROBERT H. WARRINGTON; MARK F. FURLONG; ALBERT T. POTAS; GORDON R. LEWIS and JEFFREY A. OTT, and each of them severally, with full power of substitution, his or her attorneys or attorney to execute in his or her name any form or report required to be filed with the Securities and Exchange Commission regarding his or her beneficial ownership of any security related to Old Kent Financial Corporation pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and any amendments to such forms or reports, and to file such forms and reports with the Securities and Exchange Commission and any applicable stock exchange.


Dated:  February 15, 1999         /S/STANLEE P. GREENE, JR.
                                   Stanlee P. Greene, Jr.